Exhibit 1
CORPORACIÓN DURANGO, S. A. DE C. V.
AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
INDEX

Contents	Page
Agreed-Upon Procedures Letter	1 to 2

Financial statements:

Partially - consolidated balance sheets	3 to 4

Partially - consolidated statements of operations	5

Partially - consolidated statements of changes in stockholders’ equity	6

Partially - consolidated statements of changes in financial position	7

Notes to the partially - consolidated financial statements	8 to 46

AGREED-UPON PROCEDURES LETTER
To the Board of Directors and Steering Group “Bondholder’s
Committee” of Corporación Durango S.A de C.V.
(“Corporación Durango” or “the Company”):
Board of Directors and Stockholders of
Corporación Durango:
We have performed the procedures enumerated below, at the request of the management of Corporación Durango, solely to assist you in evaluating the accompanying Partially Consolidated Financial Statements of Corporación Durango (prepared in accordance with the criteria specified therein) for the years ended December 31, 2005 and 2004. Corporación Durango’s management is responsible for the Partially Consolidated Financial Statements of Corporación Durango. This agreed-upon procedures engagement was conducted in accordance with standards established by the Mexican Institute of Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the accompanying Partially Consolidation Financial Statements of Corporación Durango. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
We conducted an examination of the consolidated financial statements of Corporación Durango S.A. de C.V for the years ended December 31, 2005 and 2004 and expressed an opinion based on our examination and the other auditor’s report for 2005 that such financial statements presented fairly, in all material respects, the financial position of the Company, for the period indicated in conformity with Mexican generally accepted accounting principles.
This report is intended solely for the information and use of the Bondholder’s Committee and management of Corporación Durango, and is not intended to be and should not be used by anyone other than these specified parties.
Javier Monroy, C.P.
Mexico City, June 30, 2006

(1)

Procedures
1) Agreed the individual audited statements used in preparing the Partially Consolidated financial statements to those used in the audited consolidated financial statements of Corporación Durango S.A. de C.V. .
2) Agreed Net Income in the Partially Consolidated financial statements to a schedule provided by the Company which total was then agreed to the consolidated audited financial statements of Corporación Durango S.A. de C.V.
3) Agreed / reconciled the accounting amounts and note disclosure of the net equity investment amounts to the amounts to the individual non-guarantor audited financial statements.
4) Agreed / reconciled the accounting amounts and note disclosure of the intercompany commercial transactions and intercompany loans and notes to the amounts to the individual audited financial statements.
5) Agreed / reconciled the reconciliation of net income and shareholders’ equity to U.S. GAAP work papers prepared by the Company.

(2)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Assets

Current Assets:
Cash and cash equivalents (Note 4)	$501,176	$784,882
Accounts receivable — Net (Note 5)	1,023,604	1,128,705
Short-term related parties (Note 14.b)	123,322	46,712
Inventories — Net (Note 6)	789,320	695,682
Prepaid expenses	4,771	1,080
Current assets of discontinued operations (Note 17)	—	107,973

Total current assets	2,442,193	2,765,034

Long-term related parties (Note 14.c)	285,435	305,642

Investment in subsidiaries	3,511,700	4,699,367

Property, plant and equipment — Net (Note 7)	7,179,485	7,542,522

Other assets — Net (Note 8)	199,292	245,764

Non-current assets of discontinued operations (Note 17)	—	257,598

Total assets	$13,618,105	$15,815,927

The accompanying notes are an integral part of these partially - consolidated financial statements.

(3)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Liabilities
Current Liabilities:
Short-term debt (Note 9)	$—	$43,554
Current portion of long-term debt (Note 9)	188,227	85,801
Short-term related parties (Note 14.d)	35,699	6,675
Notes payable	27,059	38,197
Accrued interest	2,643	1,066
Trade accounts payable	393,103	312,661
Accrued expenses and taxes	241,501	498,159
Employee statutory profit sharing	284	876
Current liabilities of discontinued operations (Note 17)	—	131,138

Total current liabilities	888,516	1,118,127

Long-term Liabilities:
Long-term debt (Note 9)	5,786,536	6,329,798
Long-term related parties (Note 14.e)	773,107	1,559,477
Long-term notes payable	20,587	48,402
Deferred income taxes (Note 16)	1,166,354	1,421,970
Pension plans and seniority premiums (Note 11)	300,935	310,483
Long-term liabilities of discontinued operations (Note 17)	—	150,181
Liabilities to be capitalized (Notes 9.c and 20)	—	3,264,164

Total long-term liabilities	8,047,519	13,084,475

Total liabilities	8,936,035	14,202,602

Stockholders’ Equity:
Common stock (Note 12)	5,445,303	5,154,576
Additional paid-in capital	4,481,354	1,507,630
Retained earnings	2,750,209	2,686,117
Net loss for the period	179,176	64,092
Loss from holding non-monetary assets	(5,462,129)	(4,745,267)
Cumulative initial effect of deferred income taxes	(3,348,713)	(3,348,713)
Cumulative translation adjustment of foreign subsidiaries	609,425	265,449

Majority stockholders’ equity	4,654,625	1,583,884

Minority stockholders’ equity in consolidated subsidiaries	27,445	29,441

Total stockholders’ equity	4,682,070	1,613,325

Commitments and contingencies (Notes 18 and 19)	—	—

Total liabilities and stockholders’ equity	$13,618,105	$15,815,927

The accompanying notes are an integral part of these partially - consolidated financial statements.

(4)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Net sales	$4,566,539	$4,462,521

Cost of sales	3,859,213	3,570,315

Gross profit	707,326	892,206

Selling, general and administrative expenses	468,888	478,172

Operating income	238,438	414,034

Other (expenses) income — Net (Note 15)	(227,269)	63,265

Net comprehensive financing cost:
Interest expense	(569,661)	(1,102,424)
Interest income	417,418	85,400
Exchange gain (loss)	321,842	76,664
Gain on monetary position	189,605	485,365

	359,204	(454,995)

Gain (Loss) from continuing operations before income taxes and employee statutory profit sharing and equity in income (loss) of associated companies	370,373	22,304

Income tax benefit (Note 16)	187,438	(412,651)
Employee statutory profit sharing	—	—

	187,438	(412,651)

Gain (Loss) from continuing operations before equity in	557,811	(390,347)
Equity in the income (loss) of associated companies	(339,629)	348,878

Gain (Loss) from continuing operations	218,182	(41,469)

Discontinued operations — Net (Note 17)	(39,569)	105,386

Consolidated net gain (loss)	$178,613	$63,917

Net income (loss):
Majority interest	$179,176	$64,092
Minority interest	(563)	(175)

Consolidated net gain (loss)	$178,613	$63,917

Basic and diluted net (loss) per share of:
Continuing operations	2.01	(0.45)
Discontinued operations	(0.36)	1.15

Basic and diluted net loss per share	1.65	0.70

Weighted average of shares outstanding	108,528,665	91,834,192

The accompanying notes are an integral part of these partially - consolidated financial statements.

(5)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

					Cumulative	Cumulative	Minority
				Loss from	initial effect	translation	stockholders
	Common	Additional		holding non	of deferred	adjustment	equity in	Total
	stock	paid-in	Retained	monetary	income	of foreign	consolidated	stockholder's
	(Note 12)	capital	earnings	assets	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2004	$5,154,527	$1,507,630	$2,686,117	($4,580.344)	($3,348,713)	$193,495	$30,288	$1,643,000

Increase in common stock (Note 12.c)	49							49

Comprehensive loss			64,092	(164,923)		71,954	(847)	(29,724)

Balances as of December 31, 2004	5,154,576	1,507,630	2,750,209	(4,745,267)	(3,348,713	265,449	29,441	1,613,325

Increase in common stock (Note 12)	290,727							290,727

Premium in Issuance of Shares		2,973,724						2,973,724

Comprehensive loss			179,176	(716,862)		343,976	(1,996)	(195,706)

Balances as of December 31, 2005	$5,445,303	$4,481,354	$2,929,385	($5,462,129)	($3,348,713)	$609,425	$27,445	$4,682,070

The accompanying notes are an integral part of these partially - consolidated financial statements.

(6)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
PARTIALLY - CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Operating activities:
Consolidated loss from continuing operations	$218,182	($41,469)
Items applied to income that did not require (provided) resources:
Participation in subsidiaries	339,629	(348,878)
Depreciation and amortization	259,977	262,465
Amortization of debt issuance costs and other financing costs	—	333,510
Loss on sale of property, plant and equipment	10,527	13,364
Impairment of long-lived assets	—	—
Deferred income tax	(192,440)	404,683
Other	(25,660)	19,310

	610,215	642,985

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable — Net	(1,432)	155,331
Inventories — Net	(93,638)	97,691
Other current assets	26,232	(91,371)
Increase (decrease) in:
Trade accounts payable	80,442	(135,680)
Accrued expenses and taxes other than income taxes	(96,110)	69,187
Other — Net	(141,677)	93,497

Net resources provided by operating activities before discontinued operations	384,032	831,640

Assets of discontinued operations	107,973	(16,465)
Liabilities of discontinued operations	(131,138)	39,101
Discontinued operations, net of items that did not require resources	(39,569)	105,386

	(62,734)	128,022

Net resources generated by operating activities	321,298	959,662

Financing activities:
Short-term and long-term debt	(4,413,507)	24,453
Payments of long-term debt	(119,993)	(632,421)
Additional paid-in capital	2,973,724	—
Common stock increase	290,727	49

Net resources (used in) financing activities	(1,269,049)	(607,919)

Investing activities:
Acquisition of machinery and equipment	(67,185)	(148,386)
Sale of property, plant and equipment	72,451	14,812
Investment in subsidiaries	665,069	—
Other assets	(6,290)	(9,023)

Net resources (used in) investing activities	664,045	(142,597)

Increase in cash and cash equivalents	(283,706)	209,146
Balance of cash and cash equivalents at beginning of year	784,882	575,736

Balance of cash and cash equivalents at end of year	$501,176	$784,882

The accompanying notes are an integral part of these partially - consolidated financial statements.

(7)

CORPORACIÓN DURANGO, S. A. DE C. V. AND REPORTING GUARANTOR GROUP
NOTES TO PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of constant Mexican pesos as of December 31, 2005)
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. de C. V. (“CODUSA”) and the Reporting Guarantor Group (the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks ), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United Stated of America.
b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V. Prior to this sale, the Company provived certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $290,323 (US$25.2 million). DCP’s creditors called these guarantees and consequently, the 2003 statement of operations reflects a charge of $284,967 (US$23.6 million) which was recorded in other expenses. These liabilities were included inthe restructured debt.
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying partially consolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a consequence of the inability of the Company to pay principal and interest of certain obligations, the Company reclassified most of its debt as a short-term during 2002 and 2003, as mentioned in Note 9.b. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2004 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. (See Note 9).
b.	Basis of presentation — These un-audited partially consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants (MIPA).
c.	Partial consolidation of financial statements — The partially - consolidated financial statements include the assets, liabilities and income or loss of the parent company and the subsidiaries that are listed above. The ownership percentage in the capital stock of these subsidiaries is shown below. Intercompany balances and transactions have been eliminated in these partially - consolidated financial statements.

(8)

Group
(or Company)	Ownership percentage	Activity
Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Empaques de Cartón Titán, S. A. de C. V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Administración Corporativa de Durango, S. A. de C. V.	100%	Administrative services
d.	Translation of financial statements of foreign subsidiaries — The accounting policies of foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year end closing. The capital stock is translated at the historical exchange rate, and retained earnings at the exchange rate in effect on the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.
NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The partially consolidated financial statements have been prepared in accordance with Mexican GAAP and reflect the purchasing power of the Mexican peso as of the most recent reporting date. For comparison purposes, partially consolidated financial statements of prior year have also been restated to reflect identical purchasing power, using factors derived from changes in the National Consumer Products Index (NCPI) issued by Banco de México.
The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	All significant intercompany balances and transactions have been eliminated for consolidation purposes. The consolidation process was done based on subsidiaries’ audited financial statements. See Note 14.

b.	Investments in cash equivalents include debt and stock investments and are classified based on management’s anticipated use of the investments at the time of sale either as debt to be held to

(9)

maturity, financial investments or available-for sale instruments. They are recorded at acquisition cost and are subsequently valued as discussed in the following paragraphs.
i.	Debt investments to be held to maturity are valued at acquisition cost less prime amortizations, plus discount amortizations, based on the outstanding balance during the life of the investment. If necessary, a reduction in value is registered.

ii.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.
c.	Accumulated preferred dividends of the limited voting rights shares, declared only if earnings are obtained, are not recognized as liability until they are declared.
d.	Investments in affiliated and associated companies stocks are valued by the participation method. The acquisition cost of the stocks is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the subsidiaries’ income is presented separately in the statements of operations.
e.	Inventories and cost of sales are stated at average cost method and are later restated using factors derived from changes in the NCPI at its reposition cost based on the most recent purchase price or production cost. The values should not exceed its market value. See Note 6.
f.	Property, plant and equipment of Mexican origin are recorded at acquisition cost and are restated to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.

Plant and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives, as follows:

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10
These assets are evaluated annually for potential impairment.
Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.
Net comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated applying factors derived from changes in the NCPI.
g.	Intangible assets are recognized in the balance sheet provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.
h.	Financial instruments held for trading or available for sale and are valued at fair value (which is similar to market value) with gain or losses recognized in the statement of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arm’s-length transaction between interested and willing parties.
i.	Investments in derivative financial instruments for trading or hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in the statement of operations. As of January 1, 2005, the Company adopted amendments to Statement C-2 “Financial Instruments”. Statement C-2, as amended, requires effects for valuation of derivative financial instruments for trading to be recorded on capital stock and impairment effects losses to be calculated. The adoption of the amendments to this Statement by the Company did not have any impact on the accompanying financial statements because the Company did not have derivative financial instruments.
j.	Long-lived tangible and intangible assets (including goodwill) are subject to an annual impairment evaluation to calculate their useful value and determine if impairment is applicable.
k.	Liabilities and provisions for liabilities represent present obligations of the Company with a requirement to pay those obligations in cash. These provisions have been recorded based on the best reasonable estimation by management of the present payment obligation; however actual results could differ from recorded provisions.
l.	Income tax (IT) is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values

(10)

      of assets and liabilities. Asset tax (AT) paid is charged in the statement of operation due to uncertainty of its recoverability.
Deferred employee statutory profit sharing (EPS) is recorded only when there are temporary differences in accounting and tax net income that could cause a future benefit or liability and the amount can be reasonably estimated.
m.	Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service are non-contributory and are recorded as costs for the years in which the respective services are rendered, based on actuarial calculations using the projected unit credit method. See Note 11.

As of January 1, 2005, the Company adopted amendments to Statement D-3, “Labor Obligations”, issued by MIPA, Statement D-3, as amended, establishes rules for estimating and recording the liabilities related to severance payments due to employees upon dismissal for causes other than financial restructuring. These effects are recognized through actuarial calculations using the projected credit unit method. The net cost for the year ended December 31, 2005 for this item was $5,139, which was recorded in the results for the year. The initial adoption of the amendments to this Statement did not have a material impact on the financial statements.

Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.
n.	Debt issuance costs, which are included in other assets, are capitalized and restated by applying the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt is outstanding and the maturity period of the debt. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.
o.	Common stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical values.
p.	Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.
q.	Insufficiency in capital stock restatement represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

(11)

r.	Comprehensive income (loss) represents the net income (loss) for the period presented in the partially consolidated statement of operations, plus the effects of holding non-monetary assets, the profit from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.
s.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 3.33% in 2005 and 5.19% in 2004.
t.	Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period. There are no effects from potential dilutive shares.
u.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and the amount can be reasonably estimated.
v.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income. See Note 13.
w.	Sales are recognized upon delivery of products and the receipt of customer acceptance. Revenue is recognized only when the Company has transferred to the buyer the significant risk and rewards of ownership of the goods, which generally occurs when those goods are delivered in compliance with the customer’s orders and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.
x.	Information by Segment — The provisions contained in Statement B-5, “Financial Information by Segment”, issued by MIPA are mandatory for public entities listed on the Mexican Stock Exchange. Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates in three reporting segments. See Note 21.

y.	B-7 “Business Acquisitions” — Effective 2005 Statement B-7, “Business Acquisitions”, establishes, among other things, that the purchase method to account for business acquisition. In

(12)

addition, it modifies the accounting treatment of goodwill, ceasing its amortization but subject to annual impairment test. Statement B-7 also provides specific guidance for the acquisition of minority interest and transfer of assets of stock amongst entities common control.
z.	Leasing — Leasing operations are registered under Statement D-5 “Leasing”. The Company capitalizes leased asset related to industrial machinery and equipment. These assets are depreciated under the depreciations rates of the common acquired assets.
NOTE 4 — CASH AND CASH EQUIVALENTS:

	2005	2004
Cash	$307,209	$246,100
Cash equivalents	193,967	538,782

	$501,176	$784,882

NOTE 5 — ACCOUNTS RECEIVABLE:

	2005	2004
Trade accounts receivable	$967,547	$1,064,193
Recoverable taxes	65,340	95,263
Other	88,738	49,513

	1,121,625	1,208,969

Allowance for doubtful accounts	(98,021)	(80,264)

	$1,023,604	$1,128,705

NOTE 6 — INVENTORIES:

	2005	2004
Finished goods	$127,817	$93,880
Production-in-process	596	242
Raw materials	273,095	235,076
Spare parts and materials	187,759	192,955
Molds and dies	78,534	76,072
Other	4,987	8,733

	672,788	606,958

Allowance for obsolete inventories	(16,835)	(13,466)

	655,953	593,492

Advances to suppliers	23,701	27,304

Merchandise-in-transit	109,666	74,886

	$789,320	$695,682

(13)

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT:

	2005	2004
Buildings	$2,286,044	$2,258,575
Machinery and industrial equipment	11,869,114	12,733,565
Transportation equipment, computer equipment and office furniture and equipment	1,128,846	1,035,810

	15,284,004	16,027,949

Accumulated depreciation	(8,846,492)	(9,222,495)

	6,437,512	6,805,454

Land	727,943	722,162
Construction-in-progress	14,030	14,906

	$7,179,485	$7,542,522

Depreciation expense for the years ended December 31, 2005 and 2004 was $238,345 and $237,344, respectively.
As of December 31, 2005 and 2004, the Company had temporarily idle assets with a net carrying amount of $364 and $11,337, respectively.
The Company’s assets that were acquired through capital lease are as follows:

	2005	2004
Industrial machinery and equipment	$175,802	$366,085
Accumulated depreciation	(13,707)	(59,770)

	$162,095	$306,315

As a result of its financial restructuring which was finalized in February 2005, the Company and its subsidiaries granted security interests over their principal fixed assets. See Note 9c. In addition, various loans are collateralized with substantially all of the Company’s machinery and equipment.
The carrying value of capitalized comprehensive financing cost at December 31, 2005 and 2004 was $52,598 and $55,084, respectively.

(14)

NOTE 8 — OTHER ASSETS:

	Intangible asset	Debt
	related to seniority	issuance
2005	premiums	costs	Other	Total
Balances as of January 1, 2005	$194,163	$653,625	$102,980	$950,768

Net movement	(31,130)	—	6,290	(24,840)

Balance as of December 31, 2005	163,033	653,625	109,270	925,928

Accumulated amortization:
Balance as of January 1, 2005	—	653,625	51,379	705,004

Amortization for the period	—	—	21,632	21,632

Balance as of December 31, 2005	—	653,625	73,011	726,636

Net balance as of December 31, 2005	$163,033	$—	$36,259	$199,292

	Intangible asset	Debt
	related to seniority	issuance
2004	premiums	costs	Other	Total
Balances as of January 1, 2004	$107,789	$655,119	$92,200	$855,108

Net movement	86,374	(1,494)	10,780	95,660

Balance as of December 31, 2004	194,163	653,625	102,980	950,768

Accumulated amortization:
Balance as of January 1, 2004	—	320,115	26,258	346,373

Amortization for the period	—	333,510	25,121	358,631

Balance as of December 31, 2004	—	653,625	51,379	705,004

Net balance as of December 31, 2004	$194,163	$—	$51,601	$245,764

(15)

In 2004, the Company wrote-off debt issuance cost in the amount of $333,510, due to advance maturity of those bonds, and to the financial restructuring.
NOTE 9 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2005	2004
Short-term debt	$—	$43,554
Current portion of long-term debt	188,227	85,801
Long-term debt	5,786,536	6,329,798

	$5,974,763	$6,459,153

b.	Financial restructuring
In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States ). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States, a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of our products into the Mexican market.
These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow, making it impossible for the Company during November 2002 to make principal and interest payments on some of its debt and causing the Company to default on payments of principal and interest under its unsecured indebtedness. As a result, the Company reclassified a portion of its long-term debt as short-term debt, resulting in negative working capital and concern regarding the Company’s ability to continue as a going concern.
During 2002, the Company started negotiations with credit institutions and bondholders, in an effort to re-negotiate its debt. In addition, the Company decided to sell certain non-strategic assets. In April 2003, the Company signed a “Forbearance Agreement” with certain of its creditors postponing the rights of those creditors to enforce their remedies. The Forbearance Agreement expired on June 30, 2003.
On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were

(16)

obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.
On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act with the First Federal District Court in Durango, Mexico. On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for concurso mercantil or other bankruptcy protection.
On May 25, 2004, following the Company’s filing under the Business Reorganization Act, the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.
On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.
On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under Mexico’s Business Reorganization Act. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s “concurso proceeding”.
On December 23, 2004, the conciliator appointed by the Mexican Federal Institute of Commercial Reorganization Specialists in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.
Uninsured bank creditors would modify their loans to “Portion A” loans of approximately 4116.1 million dollars.
Holders of other unsecured loans, including ⅝% Notes maturing in 2003, 13⅛% Notes maturing in 2006, 13½% Notes maturing in 2008 and 13¾% Notes maturing in 2009, will receive Series B Notes to be issued in the amount of approximately $433.8 million dollars in exchange for their current debt, in addition, all creditors will receive 17% of the Company’s capital stock”.
On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization, ending the concurso proceeding for the Company.
On January 19, 2005, the U.S. bankruptcy court overseeing our 304 Proceeding entered an order permanently enjoining our creditors from taking action against our company in respect of their claims that were restructured in the concurso mercantil proceeding, as well as recognizing and giving effect to our plan of reorganization and the order from the Mexican court confirming the same.

(17)

On February 23, 2005, the Company’s plan of reorganization was consummated. As a result:
•	Bank creditors of the Company with claims against it in the aggregate amount of $1,611,298 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of CODUSA’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These Senior Notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of the Company with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to its 12 5/8% Senior Notes due 2003 (the “2003 Senior Notes”), its 13 1/8% Senior Notes due 2006 (the “2006 Senior Notes”), its 13 1/2% Senior Notes due 2008 (the “2008 Senior Notes”), its 13 3/4% Senior Notes due 2009 (the “2009 Senior Notes”), and the note issued under its Euro Commercial Paper Program, (the “ECP note”), received 16,412,961 Series B Shares, representing 14.84% of the Company’s issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 Senior Notes in respect to these claims. The 2012 Senior Notes bear interest at a rate of 7.5% per annum until December 31, 2005, 8.5% per annum from January 1, 2006 through December 31, 2006, and 9.5% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	Our obligations under the Restructured Credit Agreement and the 2012 Senior Notes are guaranteed by the following subsidiaries: (1) Administración Corporativa de Durango, S. A. de C. V., or ACD, (2) Empaques de Cartón Titán, S.A. de C.V. or Titán (3) Envases y Empaques de México, S. A. de C. V., or Eyemex, (4) Cartonpack, S.A. de C.V., or Cartonpack, (5) Industrias Centauro, or Centauro, (6) Compañía Papelera de Atenquique, S. A. de C. V., or Atenquique, (7) Ponderosa Industrial de México, S.A. de C. V. or Ponderosa, (8) Porteadores de Durango, S. A. de C. V., (9) Compañía Norteamericana de Inversiones en Celulosa y Papel, S. A. de C. V., (10) Reciclajes Centauro, S. A. de C. V., (11) Durango Internacional, S.A. de C. V. and (12) Durango International, Inc.

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.

(18)

c.	Total short-term and long-term debt by composition as of December 31 is as follows:

	2005	2004
Senior Notes	$4,613,050	$4,948,584
Bank loans	1,173,046	1,288,872
Letters of credit	—	48,819
Euro Commercial Paper	—	48,963
Financial lease agreements	108,392	122,613
Other long-term debt	80,275	1,302

	$5,974,763	$6,459,153

RESTRUCTURED DEBT
(1) Senior Notes and Euro Commercial Paper
Senior Notes consist of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
     2003 Senior Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $210,023 (US$18.2 million) aggregate principal amount of its 2003 Senior Notes. The 2003 Senior Notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 Senior Notes following November 29, 2002. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 Senior Notes was $269,230 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 Senior Notes was converted into an aggregate principal amount of US$15.5 million of the 2012 Senior Notes and 563,348 of the Series B Shares.
     2006 Senior Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,476,315 (US$301.7 million) aggregate principal amount of its 2006 Senior Notes. The Company did not make interest payments on its 2006 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 Senior Notes was $4,517,076 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 Senior Notes was converted into an aggregate principal amount of US$256.5 million of its 2012 Senior Notes and 9,559,019 of its Series B Shares.
     2008 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $119,390 (US$10.4 million) aggregate principal amount of the 2008 Senior Notes. The Company did not make interest payments on its 2008 Senior Notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 Senior Notes was $156,254 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 Senior Notes was converted into an aggregate principal amount of US$8.8 million of its 2012 Senior Notes and 343,333 of its Series B Shares.

(19)

     2009 Senior Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,016,137 (US$175 million) aggregate principal amount of its 2009 Senior Notes. The Company did not make interest payments on the 2009 Senior Notes following November 29, 2002. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 Senior Notes was $2,719,411 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 Senior Notes was converted into an aggregate principal amount of US$148.8 million of its 2012 Senior Notes and 5,899,859 of its Series B Shares.
     Euro Commercial Paper. At December 31, 2005, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $57,604 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these Senior Notes was converted into an aggregate principal amount of US$4.3 million of the 2012 Senior Notes and 56,402 of the Series B Shares.
     The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Senior Notes due 2012 with an aggregate principal amount of $4,613,050 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.5% in 2005, 8.5% in 2006 and 2007 and 9.5% in subsequent years.
(2) Bank loans and letters of credit
     Banamex Loan. The Company borrowed an aggregate principal amount of $1,082,953 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $867,926 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $208,476 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Banamex Note. The Company borrowed an aggregate principal amount of $84,101 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. Before recognizing the effects of its financial restructuring,

(20)

the outstanding principal amount under this promissory note was $58,756 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,085 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
     California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $307,375 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $134,563 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $172,812 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $278,573 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $37,530 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
     JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $576,039 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $115,208 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,071 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $253,457 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. Bank of

(21)

America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $195,853 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $21,542 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.
     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $30,135 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2005, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $30,135 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,900 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $35,714 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $27,299 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,370 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was

(22)

issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
(3) Financial lease agreements
     Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $199,309 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company have sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2005, these promissory notes had been paid in full.
     GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (“Titán”), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $115,208 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under these promissory notes was $56,106 (US$5.2 million).
     GE Capital Corporation Lease. In connection with our acquisition of Líneas Aéreas, we assumed a financial lease agreement with GE Capital Corporation with respect to a business jet. The original amount outstanding under this lease was US$8.0 million (Ps 85.1 million), payable in 60 monthly installments through October 2007. The interest rate under this lease was the prime rate + 1.50% per annum with the prime rate not to be less than 4.75% per annum. As of December 31, 2005, the aggregate principal amount outstanding under these lease agreement was US$4.9 million ($52.3 million).
(4) Other long-term debt
     Commerzbank Loan. The Company’s subsidiary, Ponderosa Industrial de México, S. A. de C. V. (“Ponderosa”), borrowed an aggregate principal amount of $166,909 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan was $80,275 (€6.4 million).

(23)

(5) Reduction in the 2005 carrying value debt.
Outstanding debt of $3,264,451, consisting of principal of $1,117,978 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, was exchange for a 17% of CODUSA’s capital stock during 2005.
(6) Restrictive Covenants and Available Credit
     The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of our company and most of our subsidiaries to:
•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell capital stock of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates; or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.
DEBT AT DECEMBER 31, 2005
TRANCHE A.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $1,294,579 (US$116.1 million) as a result of the financial restructuring of the Company. These Senior Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these Senior Notes amortize on a quarterly basis until their maturity on December 30, 2012. The outstanding principal balance of these Senior Notes at December 31, 2005 was $1,173,046 (US$110.3 million).
TRANCHE B.
On February 23, 2005, the Company issued Senior Notes with an aggregate principal amount of $4,836,492 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Senior Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Senior Notes at December 31, 2005 was $4,613,050 (US$433.8 million).

(24)

d.	Long-term debt maturities for year ended December 31, 2005 are:

2007	$229,880
2008	182,911
2009	171,534
2010	157,120
2011	148,201
2012 and thereafter	4,896,890

$5,786,536

e.	At December 31, 2005, the minimum rental commitments under capital leases are as follows:

Total minimum lease obligations	$112,496
Unearned interest	(4,104)

Present value of lease obligations	108,392
Current portion of lease obligations	(22,187)

Long-term portion of lease obligations	$86,205
Financial leases obligations, which include a purchase option at the end of the lease term, are payable as follows:

Year ended December 31,	$22,187
2007	63,840
2008	16,871
2009	5,494

$108,392

NOTE 10 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies which require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

(25)

The long term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2005, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.
NOTE 11 — PENSION PLANS, SENIORITY PREMIUMS AND POST-RETIREMENT OBLIGATIONS:
Pension Plans and Seniority Premiums.
México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The pension plans and seniority premiums are unfunded.
The present values of these obligations at December 31, are as follows:

	2005	2004
Accumulated benefit obligation	$196,109	$206,044

Projected benefit obligation	$221,532	$237,200
Unrecognized items:
Variances for assumptions and adjustments based on experience	15,843	2,384
Transition amount	(114,274)	(126,699)

Net projected liability	123,101	112,885
Additional minimum liability	73,008	93,159

	$196,109	$206,044

Intangible asset	$72,293	$93,159

(26)

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2005	2004
Discount rate	5%	5%
Salary increases	2%	2%
The amortization periods for the unamortized items are as follows:

	Remaining Years
	2005	2004
Transition asset	17	18
Variances in assumptions and adjustments based on experience	17	18
As of December 31, 2005 and 2004, the Company did not have any defined benefits plans.
Post-retirement obligations.
Beginning in 2004, the Company has granted post-retirement benefits to its employees. As a result, the Company recognized labor liabilities for post-retirement obligations.
The present value of these obligations at December 31, is as follows:

	2005	2004
Accumulated postretirement benefit obligation	$97,887	$104,439

Postretirement other benefit obligation	$101,260	$104,024
Variances for assumptions and adjustments based on experience	(12,229)	—
Unrecognized prior service cost to be amortized in 17 years	(89,509)	(106,256)

Net projected liability	478	(2,232)
Additional minimum liability	98,365	106,671

	$97,887	$104,439

Intangible asset	$86,625	$101,004

(27)

Retirement compensation
The present values of these obligations at December 31, 2005, are as follows:

Accumulated post-retirement benefit obligation	$6,939

Post-retirement other benefit obligation	$14,663
Unrecognized prior services cost to be
amortized over 17 years	(11,839)

Net projected liability	2,824
Additional minimum liability	4,115

$6,939

Intangible asset	$4,115

Total labor obligations showed in balance sheet are as follows:

	2005	2004
Seniority premiums and pensions	$196,109	$206,044
Post-retirement obligations	97,887	104,439
Retirement compensation	6,939	—

	$300,935	$310,483

Total intangible asset — labor obligations are as follow:

	2005	2004
Seniority premiums and pensions	$72,293	$93,159
Post-retirement obligations	86,625	101,004
Retirement compensation	4,115	—

	$163,033	$194,163

Net period cost for the years ended December 31, is as follows:

	2005	2004
Service cost	$9,234	$7,000
Amortization of transition asset, variances for assumptions and adjustments based on experience	16,647	17,126
Financial cost	14,324	14,628

Net period cost	$40,205	$38,754

NOTE 12 — STOCKHOLDERS’ EQUITY:
a.	Shares of common stock at par value as of December 31 are comprised as follows:

	2005
	Number of	Par	Inflation restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262
Series B	18,805,918	282,314	8,413	290,727

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

	110,641,111	$1,660,947	$3,784,356	$5,445,303

	2004
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

	91,835,193	$1,378,633	$3,775,943	$5,154,576

Common stock consists of common nominative shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $125,731 ($33,627 at par value). On April 30, 2004, Board of Directors cancelled the conversion of the 2,240,000 treasury shares and increased the fixed minimum portion by $291,763 and authorized the issuance of 18,808,989 treasury shares.

(28)

c.	On May 17, 2004, Board of Directors approved the contribution of $47 to its fixed share capital and the sale of 3,071 treasury shares.
d.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005 and 2004, the legal reserve, in historical nominal pesos, was $259,634.
e.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2005, the rate was 30% (33% in 2004) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution, may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
NOTE 13 — FOREIGN CURRENCY BALANCES AND TRANSACTIONS AND BALANCES:
a.	At December 31, the foreign currency monetary position is as follows:

	2005	2004
Thousands of US dollars:
Monetary assets	34,573	27,634
Monetary liabilities	(565,302)	(852,704)

Monetary (liability) position, net	(530,729)	(825,070)

Equivalent in Mexican pesos	($5,643,984)	($9,199,118)

Thousands of Euros:
Monetary (liability) position, net	(8,317)	(10,251)

Equivalent in Mexican pesos	($104,287)	($155,439)

(29)

b.	Non-monetary assets of foreign origin at December 31, 2005 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	US dollar	5,357	$56,967
Industrial machinery and equipment:
United States of America	US dollar	259,799	2,762,805
Brazil	Real	188,393	862,184
Japan	Yen	111,146	10,022
Germany	Euro	25,234	316,404
Canada	Canadian dollar	28,142	256,378
Other			244,245
c.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2005	2004
Export sales	38,611	44,878
Interest expense	(42,072)	(83,421)
Interest income	202	68
Import purchases	(16,662)	(46,547)
Acquisition of machinery and equipment	(3,382)	(555)
d.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,		April 14,
	2005	2004	2006
U.S. dollar	$10.6344	$11.1495	$11.0656
Euros	12.5390	15.1633	13.7545
NOTE 14 — TRANSACTION AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties, for the years ended December 31, carried out in the ordinary course of business, were as follows:

	2005	2004
Interest income	$—	$13,959
Sale of paper	4,895	5,058
Air transportation services paid	35,053	36,220
Other (expenses) income	—	—

(30)

b.	Accounts receivable from related parties as of December 31 are as follows:

	2005	2004
Administradora Corporativa y Mercantil, S.A. de C.V. (1 and 4)	$11,803	$202,931
Durango Georgia Receivables Company (4)	—	211,791
Durango Paper Company (1, 2 and 4)	—	63,661
Grupo Pipsamex, S.A. de C.V.	74,404	9,865
Fábricas de Papel Tuxtepec, S.A. de C.V.	6,226	10,307
Ectsa International	—	11,958
Papeles Formatodo, S.A. de C.V.	1,070	1,077
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V. (3)	—	1,131
Empaques del Norte, S.A. de C.V.	29,819	—

	123,322	512,721
Allowance for doubtful accounts	—	(466,009)

	$123,322	$46,712

c.	Long-term accounts receivable from related parties are as follows:

	2005	2004
Fiber Management of Texas	$45,410	$22,445
Reciclajes Centauro, .S.A. de C.V.	—	10,605
Grupo Pipsamex, S. A. de C. V.	196,284	245,321
Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.	7,976	—
Durango Internacional, S.A. de C.V.	57	—
Fábricas de Papel Tuxtepec, S.A. de C.V.	35,708	27,271

	$285,435	$305,642

(1)	Administradora Corporativa y Mercantil, S.A. de C.V (“ACM”) — From time to time, ACM, a company owned and controlled by the Rincón family, borrows funds from our company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was Ps 202.4 million at December 31, 2005. We recorded an allowance for doubtful accounts in the full amount of these loans during 2003. These loans bear interest at a rate of 5% per annum and mature on December 31, 2012.
(2)	Durango Paper Company — On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V. The sale was made for an aggregate amount of US$100 thousand. Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement and the J.P. Morgan letters of credit, which in the aggregate, totalled a principal amount of US$25.2 million ($290.4 million).

(31)

(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. — The Company obtains flight services from Líneas Aéreas, a company that was owned and controlled by the Rincón family until April 18, 2005. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. For the year ended December 31, 2003, the Company purchased services from Líneas Aéreas for an aggregate amount of $1,131.

Under this financial lease agreement, we are required to make monthly lease payments with a final payment due in October 2007. The outstanding amount under this financial lease bears interest at a rate of prime + 1.50% per annum. Our obligations under this financial lease are secured by a pledge of the business jet. As of December 31, 2005, the aggregate principal amount outstanding under this financial lease was US$4.9 million (Ps 52.3 million).

In 2003, Líneas Aéreas borrowed Ps 15.2 million from the Company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was $1.1 million. In 2004, Líneas Aéreas paid the Company interest in an aggregate amount of $4.2 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM. Since the Company’s controlling shareholders own ACM, the $190,557 charge was recorded in retained earnings.
d.	Short-term accounts payable from related parties are as follows:

	2005	2004
Reciclajes Centauro, S.A. de C. V.	$30,639	$—
Fibras de Durango, S.A. de C. V.	5,060	6,675

	$35,699	$6,675

e.	Long-term accounts payable from related parties are as follows:

	2005	2004
Durango International, Inc.	$296,878	$1,173,965
Fábrica Mexicana de Papel, S.A. de C.V.	90,536	85,446
Compañía Forestal de Durango, S.A. de C.V.	132,541	—
Durango McKinley Paper Co.	183,531	212,355
Durango Internacional, S.A. de C.V.	—	52
Compañia Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.	—	11,628
Porteadores de Durango, S.A. de C.V.	69,621	76,031

	$773,107	$1,559,477

(32)

f.	Acquisition of new subsidiaries:

In April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S.A. de C.V. for $64,928 (US$5.8 million). The liability at December 31, 2005 was $8,517.

On April 18, 2005 the Company acquired 99.99% of the capital stock of Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. (“Líneas Aéreas”) for $15. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for $735. This company was owned by some of the Rincón family members.

g.	Creation of new subsidiary:

Corporación Durango, S.A. de C.V., Empaques de Cartón Titán, S.A. de C.V., Industrias Centauro, S.A. de C.V. and Inmobiliaria Industrial Tizayuca, S.A. de C.V., entered into an operating lease agreement with GE Capital CEF México, S. de R.L. de C.V. for US$50 million of an industrial facility with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes. These assets with the acquisition of property and plant are operated as of April 1, 2006 by the Company’s new subsidiary Papel y Empaques de Tizayuca, S.A. de C.V.
NOTE 15 — OTHER (EXPENSES) INCOME, NET:

	2005	2004
Loss on sale of property, plant and equipment(1)	($10,527)	($13,364)
Restructuring expenses	(65,717)	(149,440)
Amortization of debt issuance costs	—	(333,510)
Debt repurchase at market price (1)	—	641,451
Other expense, Net	(151,025)	(81,872)

	($227,269)	$63,265

(1)	On August 5, 2004, HG Estate LLC and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($554.2 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Marys Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V., for US$7.5 million ($88.9 million) which the parties agreed was the fair market value of these notes. The Company recorded a debt reduction of $641,451 in other income (expenses), as a consequence of the market value purchase of these notes.

(33)

NOTE 16 — INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES’ STATUTORY PROFIT SHARING (EPS):
The Company is subject IT and AT. IT is calculated considering as taxable or non-taxable some inflation effects, like calculated depreciation based on constant values and cost of sales deduction instead of purchases (until December 31, 2004 purchases instead of cost of sales), allowing for actual costs deduction and the inflation effect of some liabilities and monetary assets is accumulated or deducted through the annual inflation adjustment, which is similar to the result for monetary position.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% in 2006 and 28% in 2007. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2005 and 2004, a decrease in income tax liability of $13,746 and 7,844, respectively, which reduced net income by the same amount.
AT is calculated by applying a 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT over the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 100% and 60% of such proportion for 2005 and 2004, respectively, and the tax results of the holding company are also consolidated at 100% and 60% for 2005 and 2004, respectively. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.
a.	IT (provision) benefit consists of the following:

	2005	2004
Current	($64,352)	($16,901)
Deferred	192,440	(404,684)
Benefit from tax consolidation	59,350	8,934

	$187,438	($412,651)

(34)

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and ESPS for the years ended December 31, 2005 and 2004 is:

	2005	2004
Statutory income tax rate	30%	33%
Plus (less) the effect of permanent differences:
Non-deductible expenses	12.96%	(6.98%)
Other	(6.77%)	(2.30%)
Effects of inflation	(2.56%)	(8.53%)
Effect of the rate reduction on deferred IT	(22.62%)	1.04%
Change in valuation of recoverable deferred IT asset and AT	(61.62%)	13.76%

Effective income tax rate	(50.61%)	29.99%

c.	At December 31, 2005 and 2004 the main components of the net deferred IT liability balance are:

	2005	2004
Deferred IT liability (asset):
Property, plant and equipment	$1,591,545	$1,677,447
Inventories	22,553	148,278
Allowance for doubtful accounts	(27,446)	(24,079)
Accumulated expenses	(39,015)	(93,146)
Other assets	(27,798)	34,396
Other, net	(23,355)	(12,081)

Deferred IT from temporary differences	1,496,484	1,730,815

Tax loss carryforwards	(637,650)	(845,061)
Recoverable AT carryforwards	(93,131)	(92,667)

	765,703	793,087

Valuation allowance	400,651	628,883

Net long-term deferred IT liability	$1,166,354	$1,421,970

d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts that it does not expect to recover.
e.	At December 31, 2005 and 2004, the Company has taxable temporary differences related to deferred ESPS, mainly inventories and property, plant and equipment, for which the deferred EPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations. (i.e. will be replaced in the future with similar temporary differences).

(35)

f.	Consolidated unamortized tax loss carryforwards and recoverable AT of the Mexican companies for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recovered subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2005 are as follows:

Year of	Tax losses	Recoverable
expiration	carryforwards	AT
2009	$1,149	$405
2010	—	249
2011	943	959
2012	186,422	41,472
2013	936,824	47,480
2014	266,049	2,566
2015	885,934	—

	$2,277,321	$93,131

g.	For the years ended December 31, 2005 and 2004, the change in gain (loss) from holding non-monetary assets includes the effect of the deferred income tax of $114,578 and $174,244, respectively.
NOTE 17 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been shown as discontinued operations for the years ended December 31, 2005 and 2004. Discontinued operations are as follows:

a.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $381,828.

(36)

The balance sheet of the Company’s discontinued operations for the year ended December 31, 2004 is as follows:

2004
Cash and cash equivalents	$7,573
Trade accounts receivable — Net	64,860
Inventories — Net	34,714
Prepaid expenses	826

Total current assets	107,973

Property, plant an equipment — Net	257,587

Other assets — Net	11

Total long-term assets	257,598

Total of assets	$365,571

Current portion of long-term debt	$22,036
Trade accounts payable	32,698
Accrued expenses and taxes	76,404

Total current liabilities	131,138

Long-term debt	99,164
Deferred income taxes	49,856
Pension plans and seniority premiums	1,161

Total long-term liabilities	150,181

Total liabilities	$281,319

Net assets of discontinued operations	$84,252

(37)

d.	The statement of operations reflects the effects of discontinued operations, which are comprised as follows:

	2005	2004
Net sales	$166,046	$346,247
Cost of sales	141,112	289,986

Gross profit (loss)	24,934	56,261
Operating expenses — Net	(21,953)	(31,806)

Income (loss) from operations	2,981	24,455

Net comprehensive financing income (cost)	76,253	45,586

Other income (expenses) — Net	(184,035)	166

Income (loss) from discontinued operations	(104,801)	70,207

IT and ESPS	65,232	35,179

Net income (loss) from discontinued operations	($39,569)	$105,386

Depreciation and amortization	$6,947	$15,734

NOTE 18 — COMMITMENTS:
a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. The related rental expenses were $51,214 and $51,627 for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, estimated future minimum lease payments were as follows:

Year	Amount
2006	$25,022
2007	19,461
2008	17,399
2009	17,399
2010 and Thereafter	42,280

$121,561

NOTE 19 — CONTINGENCIES:
a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V. on November 14, 2003, the Mexican National Water Commission billed the Company $170,800 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.
b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $1,996 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the acceptance of this appeal.

(38)

c.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically, regarding the new requirement to deduct cost of sales rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified.
d.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.
e.	The Company would be obligated to pay severance payments to its employees in case of dismissal under certain circumstances under the Federal Labor Law. As of December 31, 2004, there are no obligations for such severance payments.
f.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcements of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, and primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or CERCLA, and Resources Conservation and Recovery Act, or RCRA, has required the

(39)

Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strives to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.
g.	Tax authorities may have a different criteria from the Company’s as a result of tax documentation review.
h.	On December 31, 2005 a facility from Empaques de Cartón Titán, S.A. de C.V., Silvamex, had an accidental fire. Plant, equipment, finished product inventory and raw material inventory were lost. During March of 2006 a pre-payment of $32,807 was recovered from the insurance company.
NOTE 20 — SUBSEQUENT EVENTS:
a.	CODUSA announced on February 27, 2006 a debt reduction program during the year. At March 24, 2006, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution.
b.	CODUSA and some of its subsidiaries entered into a machinery and equipment operative lease agreement operated from April 1, 2006 by the Company ´s new subsidiary Papel y Empaques de Tizayuca, S.A. de C.V.
NOTE 21 — SEGMENT INFORMATION:
The Company has disclosed its operating segments based on its components about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.

(40)

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

Paper — This segment includes the production and sale of containerboard (linerboard and corrugating medium), uncoated free sheet, kraft paper and coated bleached board. This segment includes the operating results of the Grupo Durango division in Mexico.

Packaging — This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of the packaging division in Mexico.

Other — This segment includes the production and sale of plywood.

a.	Information by operating segments of continuing operations:

	2005
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$426,426	$4,041,839	$98,274	$4,566,539	$		$4,566,539
Intersegment sales	2,386,022	352,049	4,180	2,742,251		(2,742,251)

Total sales	2,812,448	4,393,888	102,454	7,308,790		(2,742,251)	4,566,539

Depreciation and amortization	131,643	118,253	10,081	259,977			259,977
Income (loss) from operations	(25,518)	264,095	(139)	238,438			238,438

Total assets	8,466,479	27,313,004	1,048,186	36,827,669		(23,209,511)	13,618,158

Capital expenditures	14,202	46,027	6,956	67,185			67,185

Impairment				—			—

Interest income	549,473	3,063,758	3,623	3,616,854		(3,199,436)	417,418
Interest (loss)	(800,052)	(2,876,807)	(24,675)	(3,701,534)		3,131,873	(569,661)

Income tax, net (loss) income	$109,713	$129,673	($51,948)	$187,438			$187,438

	2004
			Other	Total			Total
	Paper	Packaging	segments	segments	Eliminations		consolidated
Sales to external customers	$448,974	$3,903,000	$110,547	$4,462,521	$		$4,462,521
Intersegment sales	2,136,990	258,353	97	2,395,440		(2,395,440)

Total sales	2,585,964	4,161,353	110,644	6,857,961		(2,395,440)	4,462,521

Depreciation and amortization	134,755	120,468	7,242	262,465			262,465
Income (loss) from operations	12,233	400,984	817	414,034			414,034

Total assets	9,311,424	31,330,487	1,009,646	41,651,557		(26,201,201)	15,450,356

Capital expenditures	79,438	68,800	148	148,386			148,386

Impairment				—			—

Interest income	611,255	1,935,135	—	2,546,390		(2,460,990)	85,400
Interest (loss)	(820,028)	(2,696,444)	(4,312)	(3,520,784)		2,418,360	(1,102,424)

Income tax, net (loss) income	$233,224	($756,949)	$111,074	($412,651)			($412,651)

(41)

b.	General information of continuing operations by product:

Net revenues	2005	2004
Packaging
-Corrugated container	$3,641,982	$3,555,782
-Paper sacks	388,909	347,218
-Tubes	10,948	—

Paper-
-Containerboard	426,426	448,974

Other segments	98,274	110,547

Total consolidated	$4,566,539	$4,462,521

c.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:

Net income	2005	2004
Packaging -
Food and beverage	$2,684,704	$2,536,495
Agribusiness	440,215	474,053
Aviculture	348,850	316,036
Maquila sector	249,179	243,104

Paper sacks -
Cement	234,901	215,622
Lime and plaster	68,448	70,138

Forest -
Furniture manufacturers	98,274	110,537
Other	441,968	496,536

Total	$4,566,539	$4,462,521

NOTE 22 — NEW ACCOUNTING PRINCIPLES:
As of June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, assumed the responsibility of establishing Mexican accounting and reporting standards. As part of its responsibility, and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards (Normas de Información Financiera, or NIFs) that became effective on January 1, 2006.

(42)

The principal objective of the CINIF in issuing the NIFs is to achieve greater concurrence between Mexican GAAP and International Financial Reporting Standards (IFRSs).
The structure of the NIFs is as follows:
•	New bulletins and interpretations to the bulletins issued by CINIF

•	Existing bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been amended, replaced or repealed by the new NIFs

•	IFRSs that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance
The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are replaced or repealed by NIFs.
The NIFs issued to date are not expected to have a significant effect on financial reporting. They are the following:
•	NIF A-1 “Financial Information Standards Structure”

•	NIF A-2 “Basic Principles”

•	NIF A-3 “Users Requirements and Financial Statement Objectives”

•	NIF A-4 “Financial Statements Qualitative Characteristics”

•	NIF A-5 “Financial Statements Basic Elements”

•	NIF A-6 “Recognition and Valuation”

•	NIF A-7 “Presentation and Disclosure”

•	NIF A-8 “Supplementary Standards to Mexican GAAP”

•	NIF B-1 “Accounting Changes and Error Corrections”
In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company s consolidated financial position, results of operations or cash flows.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting For Nonmonetary Transactions (SFAS 153). SFAS 153 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends

(43)

Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company s current financial condition or results of operations.

(44)

NOTE 23 — RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP:
The Company’s Reporting Guarantor Group consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP Reporting Guarantor Group consolidated financial statements include the effects of inflation as provided for under Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects. This reconciliation should be read together with the reconciliation between Mexican and U.S. GAAP of the consolidated financial statements of the Company.
The principal differences between Mexican GAAP and U.S. GAAP are presented in the following pages with an explanation of certain adjustments that affect the consolidated net income and stockholders’ equity. Reconciling items are presented net of any gain or loss from monetary position.
Reconciliation of consolidated statements of operations:

	Years ended December 31,
	2005	2004
Majority interest net gain as reported under Mexican GAAP	$179,176	$64,092
Deferred income taxes	1,130,692	244,015
Deferred employee profit sharing	50,199	70,588
Purchase accounting adjustment — depreciation	331,825	93,560
Effect of fifth amendment to Statement B-10	(23,591)	(18,258)
Debt issuance costs and repurchase of bonds	(247,116)	309,603
Capitalized financing costs	(29,610)	37,850
Effect of Statement B-15 on restatement to constant currency	—	(1,278)
Deferred start-up, research and development costs	4,261	3,825
Troubled debt restructuring effect, net of inflation and exchange rate effects	524,465	—
Effect of U.S. GAAP adjustments on minority interest	—	(4)
Severance payments	(10,381)	—
Investment in subsidiaries	(564,976)	(47,111)

U.S. GAAP net income	$1,344,944	$756,882

(45)

Reconciliation of consolidated stockholders’ equity:

	Years ended December 31,
	2005	2004
Total stockholders’ equity corresponding to majority interest as reported under Mexican GAAP	$4,654,625	$1,583,884
Deferred income taxes	444,325	(641,036)
Deferred employee profit sharing	(657,940)	(708,137)
Purchase accounting adjustments:
Accumulated negative goodwill	(1,077,912)	(1,077,912)
Accumulated depreciation	227,383	191,550
Effect of fifth amendment to Statement B-10:
Fixed assets	1,959,288	1,533,238
Accumulated depreciation	(721,886)	(147,758)
Debt issuance costs and repurchase of bonds	—	247,117
Capitalized financing costs	85,725	115,335
Effect of Statement B-15 on restatement to constant currency	—	32,885
Deferred start-up, research and development costs:	(4,514)	(8,775)
Reversal of premium on issuance of shares related to the troubled debt restructuring effect	(2,503,593)	—
Severance payments	(7,751)	—
Investment in subsidiaries	(715,947)	(637,995)

Total U.S. GAAP stockholders’ equity	$1,681,803	$482,396

- - - - - - - - - - - - - - - -

(46)